UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                  Vernalis PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares par value 5p per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 11, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No.
                   -----------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

1.                 Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only)

                           Jupiter Asset Management Limited
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

2.                 Check the Appropriate Box if a Member of a Group

                           Not applicable
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ ------------------ ------------------------------------------

3.                 SEC Use Only
                                      ------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

4.                 Citizenship or Place of Organization        England and Wales
                                                               -----------------

------------------ -------------------------------------------------------------
------------------ ------ ------------------------------ -----------------------

Number of Shares   5.     Sole Voting Power                      8, 13,517
Beneficially                               -------------------------------------
Owned by Each
Reporting Person
With               ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   6.     Shared Voting Power                    1,016,443
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   7.     Sole Dispositive Power                 8, 13,517
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   8.     Shared Dispositive Power               1,016,443
                                                         -----------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

9.                 Aggregate Amount Beneficially Owned by Each Reporting Person
                           9,029,960
                   -------------------------------------------------------------
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

10.                Check if the Aggregate Amount in row (9) Excludes Certain
                   Shares

                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

11.                Percent of Class Represented by Amount in Row (9)        5.8%
                                                                     -----------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

12.                Type of Reporting Person

                           00
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

CUSIP No.
                   -----------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

1.                 Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only)

                           Jupiter Income Trust
                   -------------------------------------------------------------
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

2.                 Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                           Not applicable
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ ------------------ ------------------------------------------

3.                 SEC Use Only
                                      ------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

4.                 Citizenship or Place of Organization      England and Wales
                                                          ----------------------

------------------ -------------------------------------------------------------
------------------ ------ ------------------------------ -----------------------

Number of Shares   5.     Sole Voting Power                      0
Beneficially                                             -----------------------
Owned by Each
Reporting Person
With               ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   6.     Shared Voting Power                      0
                                                         -----------------------
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   7.     Sole Dispositive Power                 0
                                                         -----------------------
                                                         -----------------------

                   ------ ------------------------------ -----------------------
                   ------ ------------------------------ -----------------------

                   8.     Shared Dispositive Power                 0
                                                         -----------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

9.                 Aggregate Amount Beneficially Owned by Each Reporting Person
                           8,013,517
                   -------------------------------------------------------------
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

10.                Check if the Aggregate Amount in row (9) Excludes Certain
                   Shares

                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

11.                Percent of Class Represented by Amount in Row (9)       5.1%
                                                                    ------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------

12.                Type of Reporting Person

                        00
                   -------------------------------------------------------------

------------------ -------------------------------------------------------------
------------------ -------------------------------------------------------------



Item 1.

(a)  Name of issuer

     Vernalis PLC.

(b)  Address of Issuer's Principal Executive Offices

     Oakdene Court
     613 Reading Road
     Winnersh
     Wokingham, Berkshire RG41 5UA
     England

Item 2.

     (a)  Name of Person Filing

     Jupiter Asset Management Limited and Jupiter Income Trust.

     (b)  Address of Principal Business Office or, if none, Residence

     Jupiter Asset Management Limited
     1 Grosvenor Place
     London  SW1X  7JJ
     England

     Jupiter Income Trust
     1 Grosvenor Place
     London  SW1X  7JJ
     England

     (c)  Citizenship

England and Wales

     (d)  Title of Class of Securities

     Common shares at par value 5p per share

     (e)  CUSIP Number



Item 3.   If this statement  is filed pursuant to Rules  13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

Not Applicable

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Jupiter Asset Management Limited

     (a)  Amount beneficially owned: 9,029,960 .

     (b)  Percent of class: 5.8% .

     (c)  Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote 8,013,517 .

         (ii) Shared power to vote or to direct the vote 1,016,443 .

         (iii)Sole power to dispose or to direct the disposition of 8,013,517.

         (iv) Shared power to dispose or to direct the disposition of 1,016,443.

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

Jupiter Income Trust

     (a)  Amount beneficially owned: 7,513,517 .

     (b)  Percent of class: 5.3% .

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 0 .

          (ii) Shared power to vote or to direct the vote 0 .

          (iii) Sole power to dispose or to direct the disposition of 0 .

          (iv) Shared power to dispose or to direct the disposition of 0 .

Jupiter Income Trust is a UK Unit Trust, units of which are held by a number of investors. Jupiter Income Trust has no independent management. Jupiter Asset Management manages all of the investments of Jupiter Income Trust.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares of Vernalis PLC. The interest of one person, Jupiter Income Trust, a UK Unit Trust and one of the reporting persons, amounted to 8,013,517 or, 5.1%, of the total common shares of Vernalis PLC as at December 31, 2004.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Jupiter Asset Management Limited


                                        By: /S/ JOHN CULLEN
                                          -------------------------
                                        Name:    John Cullen
                                        Title:   Director
                                        Date:    February 1, 2005




                                        Jupiter Income Trust


                                        By: /S/ JOHN CULLEN
                                          -------------------------
                                        Name:    John Cullen
                                        Title:   Director
                                        Date:    February 1, 2005